Exhibit 99.2

Form 51–102F3

MATERIAL CHANGE REPORT

Item 1.   Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”) 500 - 10355 Jasper Avenue

Edmonton, Alberta T5J 1Y6

Item 2.   Date of Material Change

June 23, 2020

Item 3.   News Release

A news release announcing the material change referred to in this report was disseminated by Aurora on June 23, 2020 and filed on SEDAR under Aurora’s profile on the same date.

Item 4.   Summary of Material Change

The Company announced a progress update on its Business Transformation Plan that was previously communicated on February 6, 2020, which includes restructuring of personnel and third-party costs and the consolidation of production activities to its most efficient facilities.

Item 5.   Full Description of Material Change

5.1	Full Description of Material Change

See the attached news release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.   Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7.   Omitted Information

None.

Item 8.   Executive Officers

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Michael Singer, Executive Chairman and Interim CEO Telephone: 1-855-279-4652

Item 9.   Date of Report

June 24, 2020

{00118573:1}

June 23, 2020	NYSE | TSX: ACB

Aurora Cannabis Provides Key Updates on Business Transformation Plan

•	Continues to Execute on Corporate Restructuring & Facility Rationalization Plan Aimed at Margin Improvement and Profitability
•	Exiting Fiscal Q4 2020 at an SG&A Run Rate of Approximately $42 Million
•	Remains on Track for Positive Adjusted EBITDA in Fiscal Q1 2021

EDMONTON, AB - June 23, 2020 – Aurora Cannabis Inc. (the “Company” or “Aurora”) (NYSE | TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, today provided a progress update on its Business Transformation Plan that was previously communicated February 6, 2020.

“Across our organization we continue to take decisive action and execute on our previously announced Business Transformation Plan,” stated Michael Singer, Executive Chairman and Interim CEO of Aurora. “With today’s announcement we have achieved our stated SG&A run-rate target and expect to operate at approximately $42 million for the first quarter of fiscal 2021. The further cost savings and margin improvement to be realized from our facility rationalization plan is another example of our commitment to deliver greater efficiency throughout the business.”

Mr. Singer further elaborated, “This has not simply been a cost cutting exercise. We have undertaken a strategic realignment of our operations to protect Aurora’s position as a leader in key global cannabinoid markets, most notably Canada. Both the Canadian facility rationalization and inventory revaluation are expected to improve gross margins and accelerate our ability to generate positive cash flow. We believe that we now have the right balance for the long-term success of Aurora – market leadership, financial discipline, operational excellence, and strong execution. We remain focused on making Aurora a profitable and robust global cannabinoid company.”

Since announcing the Business Transformation Plan, Aurora has taken a number of concrete steps that position the Company to meet or exceed the previously announced Selling, General and Administrative (SG&A) cost target of $40 to $45 million, including R&D, as the Company exits Q4 2020.

Today, the Company announced the following initiatives:

Restructuring of Personnel and Third-Party Costs:

The Company has executed a material reduction in both corporate and production level employees and third- party consulting and professional spending across the organization. These changes include an approximate 25% reduction in Aurora’s SG&A staff, most with immediate effect, and an approximate 30% reduction in production staff over the next two quarters. The corporate headcount rationalization was undertaken at all levels of the Company, including a restructuring of the executive leadership team and the recently announced retirement of President Steve Dobler.

The Q1 2021 SG&A run-rate of approximately $42 million represents a cost structure that the Company anticipates will be capable of supporting significantly higher levels of revenue in the future without a corresponding level of growth in SG&A.

Consolidation of Production Activities to Aurora’s Most Efficient Facilities:

Aurora has initiated a plan to close operations at five facilities over the next two quarters in order to focus production and manufacturing at the Company’s larger scale and highly efficient sites. The affected facilities are the smaller scale facilities, Aurora Prairie, Aurora Mountain, Aurora Ridge, Aurora Vie and Aurora Eau. Aurora expects that part of the Aurora Vie facility in Quebec will remain operational to allow for the manufacturing of certain higher margin products. By the end of fiscal Q2 2021, the Company intends to consolidate Canadian production and manufacturing at Aurora Sky, Aurora River (EU-GMP certified), Whistler Pemberton, and Polaris. As previously stated, the Aurora Sun production facility has been scaled back to six grow bays, and will allow for efficient scale production on an as-needed basis as market demand grows. As part of the transition, the Company also intends to immediately ramp up cannabis production at its Nordic facility in Europe from which it believes can adequately service the European market with EU-GMP certified product. This production and manufacturing consolidation plan represents a new, incremental cost reduction opportunity not previously considered in the original SG&A target.

In connection with the stated facility rationalization, Aurora expects to record production asset impairment charges of up to $60 million during Q4 2020. The Company also expects to record a charge of up to $140 million in the carrying value of certain inventory, predominantly trim, in order to align inventory on hand with near term expectations for demand. Approximately 40% of the expected inventory provision relates to the non-cash IFRS fair value adjustment within inventory.

In addition to the Company’s continued focus on production efficiencies and yield improvements, Aurora expects that the production facility closures will be accretive to gross margin as the move to large scale operations is expected to result in a material reduction in per unit cost of goods by Q3 2021. The reduction in inventory carrying value is also expected to be modestly accretive to future gross margins as older, higher cost inventory is replaced with newer, lower cost inventory and consequently reflected in gross margins.

Aurora expects to report its Q4 2020 full financial results in early September.

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company’s brand portfolio includes Aurora, Aurora Drift, San Rafael ‘71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and ROAR Sports. Providing customers with innovative, high-quality cannabis products, Aurora’s brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

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Aurora’s Common Shares trade on the TSX and NYSE under the symbol “ACB”, and is a constituent of the S&P/TSX Composite Index.

Further Information

For Media:	For Investors:

Michelle Lefler	ICR, Inc.
VP, Communications & PR	Investor Relations
media@auroramj.com	aurora@icrinc.com

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including the risks associated with: entering the U.S. market, the ability to realize the anticipated benefits associated with the acquisition of Reliva, achievement of Aurora’s business transformation plan, general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual information form dated September 10, 2019 (the “AIF”) and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC’s website at www.edgar.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

The Company uses financial measures regarding itself, such as Adjusted EBITDA, that do not have standardized meaning under the International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other entities (“non-IFRS measures”). Further information relating to non-IFRS measures, is set out in the Company’s management discussion and analysis for the three and nine months ended March 31, 2020 and 2019 under the heading “Cautionary Statement Regarding Non-GAAP Performance Measures” and the “Revenue” section for reconciliation to the IFRS equivalent.

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